U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 1-13806

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

      [X] Form 10-K and Form 10-KSB      [ ] Form 20-F      [ ] Form 11-K
      [ ] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

For Period Ended: FISCAL YEAR ENDED SEPTEMBER 30, 1998

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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           Nothing in this Form shall be construed to imply that the
           Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



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PART I--REGISTRANT INFORMATION
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     Transmedia Network Inc.
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     Full Name of Registrant (Former Name if Applicable)

     11900 Biscayne Boulevard, Suite 460
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     Address of Principal Executive Office (Street and Number)

     North Miami, Florida 33181
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     City, State and Zip Code


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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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The Registrant had completed the preparation of the Annual Report on Form 10-K but had not secured sufficient board of directors signatures to file timely.




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PART IV--OTHER INFORMATION
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      (1) Name and telephone number of person to contact in regard to this notification


       Stephen E. Lerch                      305                  892-3306
--------------------------------         -----------         ------------------
             (Name)                      (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [X] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [X] Yes     [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached Addendum

                            Transmedia Network Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: December 30, 1998                  By: /s/  STEPHEN E. LERCH
    --------------------------               ----------------------------------
                                         Name:  Stephen E. Lerch
                                              ---------------------------------
                                         Title: Executive Vice President and
                                                  Chief Financial Officer
                                               --------------------------------

                                     PART IV

                                    ADDENDUM

          TRANSMEDIA NETWORK, INC. ANNOUNCES RESULTS FOR FOURTH QUARTER
                        AND YEAR ENDED SEPTEMBER 30, 1998

Miami, December 10, 1998 -- Transmedia Network, Inc., (TMN-NYSE), a leader in the development and marketing of transaction based dining and other consumer savings programs, today released its financial results for the fourth quarter and year ended September 30, 1998

For the three-month period ended September 30, 1998, total operating revenues were approximately $7.2 million, a decrease of 20% compared with $9.0 million the same quarter a year earlier, principally as a result of lower sales volumes. Gross sales in the dining sector were $24.1 million for the quarter, compared with $26.5 million in the prior year period. In the quarter, the Company experienced a net loss of $4.7 million (or 37 cents per share), compared with net income of $183 thousand (or 2 cents per share) in the September quarter last year. Also impacting the results for the period were charges aggregating $3.6 million primarily relating to a write down in the value of goodwill associated with the reacquired California franchise, severance agreements, termination of a marketing arrangement and the write-off of an amount due from the international licensees.

For the fiscal year ended September 30, 1998, net operating revenue fell 2.6 percent to $30.1 million, compared with $30.9 million in the same period last year. Gross dining sales for the year were $95.5 million, compared with $101.3 million in the prior year. The Company experienced a net loss of $7.8 million (67 cents per share) which also reflects a first quarter one-time pre-tax charge of $3.1 million associated with the amendment to the employment agreement and termination of the consulting agreement of the former President and Chief Executive Officer.

Transmedia Network, by selectively issuing and marketing the Transmedia Card, presently offers its 1.3 million members a variety of savings programs at more than 7,000 restaurants throughout the United States, through more than 20 well-known cataloguers and for leisure travel. [It also markets specialized credit card transaction processing systems to merchants.]
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                    Transmedia Network Inc. and Subsidiaries
                  (Amounts in thousands except per share data)

                                                     Three Months Ended                Twelve Months Ended
                                                        September 30,                     September 30,

                                                    1998            1997              1998            1997
                                                    ----            ----              ----            ----

Gross Dining Sales                                     24,091          26,507            95,549         101,301
Total Operating Revenues                                7,244           8,982            30,141          30,944
Operating Income (Loss)                               (4,263)             855           (7,465)             698
Net Income (Loss)                                     (4,739)             183           (7,836)           (424)
Operating Income (Loss) per Share
     (Basic & Diluted EPS)                              (.33)             .08             (.63)             .07
Net Income (Loss) Per Share
     (Basic & Diluted EPS)                              (.37)             .02             (.67)           (.04)
Weighted Average Number of Common and
common equivalent shares outstanding
     Basic                                             12,876          10,190            11,773          10,166
     Diluted                                           12,878          10,190            11,825          10,180

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